Exhibit 99.1

PRESS RELEASE

SMX and BT-Systems – Competence Center REDWAVE

Sign LOI to Enable Circularity and Traceability with Integrated Sorting Solutions

New York / Austria, 15 September 2025 – SMX (Security Matters) Public Limited Company (NASDAQ: SMX; SMXWW), a global pioneer in sub-molecular marking and digital traceability, today announced the signing of a Letter of Intent (LOI) with BT-SYSTEMS GmbH, through its Competence Center REDWAVE, to jointly develop next-generation sorting and certification solutions for the recycling industry.

The planned 12-month collaboration between BT-Systems – Competence Center REDWAVE and SMX Public Limited Company (“SMX”) is being structured to integrate SMX’s patented molecular marking and blockchain-backed digital passport technology into BT-SYSTEMS’ existing high-speed detection and sorting platforms.

The shared goal is to establish a clear path toward full transparency and traceability of strategic materials and products, while also enabling industries to transition more efficiently toward circularity.

Key Objectives of the Collaboration

●	To integrate SMX technology into BT-Systems – Competence Center REDWAVE offerings to deliver real-time detection, verification, and certification of materials.

●	To enable circularity at scale by ensuring recycled materials can re-enter supply chains with trusted quality and compliance.

●	To create a recognized standard for traceability that drives commercial value while supporting sustainability and regulatory requirements.

“SMX’s planned collaboration with BT-Systems – Competence Center REDWAVE, we believe represents a pivotal step in transforming recycling and resource recovery into a fully traceable, certified, and value-driven process. Together, we are ready to scale our technical capabilities and building the foundation for global standards in sustainable materials,” said Haggai Alon, Founder & CEO of SMX.

“At BT-SYSTEMS – Competence Center REDWAVE, we have always focused on developing world-class sorting solutions. By integrating SMX’s molecular traceability into our platforms, we believe that we can offer our customers not only efficiency but also certification and trust in every material stream. We expect that this collaboration will create new opportunities to set industry standards and accelerate the transition to a true circular economy,” said Juergen Morri, Head of BT-SYSTEMS – Competence Center REDWAVE.

Next Steps

The LOI sets the framework for joint industrial deployment, leveraging BT-Systems – Competence Center REDWAVE’s expertise in sorting solutions and SMX’s molecular traceability platform. Both parties will now work toward scaling up integrated systems that can serve as the benchmark for global adoption of circular economy practices.

At the end of the 12-month collaboration period, BT-Systems – Competence Center REDWAVE and SMX shall consider next steps, which may include negotiating and entering into definitive documents with respect to the production and sale of product or products.

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PRESS RELEASE

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd
E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects or collaborations with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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